Exhibit 99.3

Hudbay Minerals Inc. (“Hudbay”) GREEN FORM OF PROXY (“GREEN PROXY”) Annual General and Special Meeting Tuesday, May 7, 2019 at 10:00 a.m. Eastern Time Vantage Venues, St. Andrew’s Hall, 150 King Street West, 27th Floor Toronto, ON This Green Proxy is solicited by management of Hudbay RECORD DATE: CONTROL NUMBER: SEQUENCE #: FILING DEADLINE FOR PROXY: March 29, 2019 Friday, May 3, 2019 at 10:00 a.m. Eastern Time The undersigned hereby appoints Alan R. Hibben, Chair of Hudbay, or failing him, Alan Hair, President and Chief Executive Officer of Hudbay (the “Management Nominees”), or instead of any of them, the following Appointee: as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below. FOR WITHHOLD a) b) c) d) e) f) g) h) i) j) k) Carol T. Banducci Igor A. Gonzales Alan Hair Alan R. Hibben Sarah B. Kavanagh Carin S. Knickel Colin Osborne Kenneth G. Stowe Richard Howes Michael Anglin David Smith FOR WITHHOLD Appointment of Deloitte LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. FOR AGAINST Adopt By-law No. 2, relating to advance notice requirements for Director elections. FOR AGAINST On an advisory basis, and not to diminish the role and responsibilities of Hudbay's Board, you accept the approach to executive compensation disclosed in our 2019 management information circular. This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED Signature of registered owner(s)Date (MM/DD/YYYY) PLEASE PRINT NAME 4. Say on Pay Advisory Vote 3. Adoption of By-law No. 2 2. Appointment of Auditors 1. Election of Directors - SEE VOTING GUIDELINES AND CONDITIONS ON REVERSE - RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES Please print appointee name VOTING METHODS INTERNET Go to www.voteproxyonline.com and enter the 12 digit control number above FACSIMILE 416-595-9593 MAIL or HAND DELIVERY TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

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Proxy Voting – Guidelines and Conditions

1. **THIS GREEN PROXY IS SOLICITED BY MANAGEMENT OF HUDBAY.**

2. **THIS GREEN PROXY SHOULD BE READ IN CONJUNCTION WITH THE MANAGEMENT MEETING MATERIALS AND ANY SUPPLEMENTAL MATERIALS FROM MANAGEMENT, PRIOR TO VOTING.**

3. **If you appoint the Management Nominees to vote your shares, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your shares, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**

4. This Green Proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the Green Proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5. **Each shareholder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space labeled "*Please print appointee name*", the name of the person to be appointed, who need not be a shareholder of Hudbay.

6. To be valid, this Green Proxy must be signed. Please date the Green Proxy. If the Green Proxy is not dated, it is deemed to bear the date on which it is received by TSX Trust Company.

7. To be valid, this Green Proxy must be filed using one of the ***Voting Methods*** and *must be received by TSX Trust Company* before the ***Filing Deadline for Proxy***, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion.

8. If the shareholder is a corporation, the Green Proxy must be executed by an officer or attorney thereof duly authorized, and the shareholder may be required to provide documentation evidencing the signatory's power to sign the Green Proxy.

VOTING METHODS	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

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